Cumberland Resources Ltd

Listed on the Toronto Stock Exchange:CBD

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:

 cumberland@cumberlandresources.com

News Release 02-20

November 29, 2002

THIRD QUARTER 2002 SUMMARY REPORT

CUMBERLAND RESOURCES LTD. (CBD-TSX) (the"Company") is pleased to report a summary of the interim report for the nine months ended September 30, 2002.

Summary of activities

Cumberland is focused on its vision to become a mid-tier North American gold producer by advancement of our 100% owned Meadowbank gold project in Nunavut, Canada. We entered the year with renewed vigor about the tremendous potential and the unique opportunity this project presents. Our performance is reflected in the important milestones achieved during this and the two previous quarters.  On October, 17, 2002, subsequent to the end of the third quarter, the Company announced the commencement of feasibility studies at Meadowbank.

Meadowbank is host to the third largest undeveloped gold resource in Canada with independent resource estimates completed at the end of 2001 totaling:

Meadowbank Project Resources* (MRDI Canada, 2001)

Measured and Indicated 7,775,000 t grading 5.79 g/t Inferred 10,937,000 t grading 4.44 g/t Total	1,447,300 oz. gold 1,561,200 oz. gold 3,008,000 oz. gold

Economic studies completed in January 2002 (Preliminary assessment** by consulting engineers MRDI Canada – see News Release NR02-02), prior to this year's drill campaign, used a production rate of 246,000 oz. per year and generated estimated total cash costs of $US 168/oz. gold with approximately 85% of the production from open pit designs.

In mid-September we completed our aggressive 2002 field program at Meadowbank. The program was designed to expand resources and reserves while accelerating environmental, geotechnical and metallurgical components in preparation for formal feasibility studies. We achieved a record amount of drilling during the year with approximately 16,000 meters of diamond drilling in 150 drill holes.

Highlights of Meadowbank field activities since April 2002

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Discovery of the near surface Connector Zone, adding to the resource potential of the Third Portage and North Portage deposits and allowing the Company to consider the possibility of continuous open pit mining over 1.85 kilometers encapsulating the North Portage, Third Portage and Bay Zone gold deposits.

•

Expansion of the Vault deposit at depth, including an intersection containing 16.09 g/t gold over 4.9 m in hole VLT02-051. The deposit remains open for further underground expansion.

News Release 02-20

Page Two

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Infill drilling of the Vault open pit deposit in preparation for reserve definition and the outlining of new shallow high grade zones  (11.57 g/t gold over 12.83 m at 40 meters below surface in hole VLT02-85 and 14.07g/t gold over 10.55 m in Hole VLT02-64 ) at the deposit.

•

Completion of accelerated environmental baseline studies which have readied the project for environmental impact analysis and the commencement of the mine development permitting process.

•

Enhanced metallurgical and geotechnical studies which have prepared the project for upcoming feasibility studies.

Subsequent events

Subsequent to September 30, 2002 the Company announced on October 17, 2002 the commencement of feasibility studies at Meadowbank.  The Company announced on October 23, 2002 the discovery of the PDF deposit on the Meadowbank gold project. The PDF is the sixth gold deposit found since 1995 at Meadowbank and will be a major focus for 2003 exploration efforts.  On November 19, 2002 the Company announced that, subject to regulatory approval, it had arranged a private placement of up to 2.5 million flow-through common shares at a price of $2.60 per share.  Closing of the offering is expected in early December 2002.

Financial highlights

Cumberland had a net loss for the nine months ended September 30, 2002 of $7,085,559 as compared to a net loss of $1,426,954 in the same period in 2001. The major reason for the increase is the substantial increase in exploration activity at Meadowbank which, under AcG 11, is now charged to income in the year the expenditures are incurred.  The Company's exploration costs on properties for the nine months were $6,780,593, almost all of this was spent at Meadowbank.  At September 30, 2002 the Company had approximately $12 million in unrestricted working capital and $0.7 million in restricted cash as a result of the flow through financings.

Cumberland's third quarter 2002 report, including full financial statements, is available on the Company's web site and at www.sedar.com.

For further information contact:

Kerry Curtis, Interim President and CEO

Joyce Musial, Investor Relations

*All resources estimated by MRDI Canada.  Classification conforms to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101.  Mineral resources which are not reserves do no have demonstrated economic viability.

**A Preliminary Assessment was completed by MRDI Canada.  The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements